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                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-68290


                          [RELIANT ENERGY LETTERHEAD]


               NOTICE OF TEMPORARY SUSPENSION OF STOCK PURCHASES
                       THROUGH THE INVESTOR'S CHOICE PLAN

Dear Investor's Choice Plan Participant:

         As required under federal securities law, purchases of stock for participants through the Reliant Energy, Incorporated Investor's Choice Plan are suspended until such time as an amendment to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 is filed with the Securities and Exchange Commission (SEC). It is currently anticipated that the amendment will be filed with the SEC around June 10, 2002. The Company expects to resume normal Plan purchases following that filing.

         Sales of Reliant Energy common stock through the Investor's Choice Plan are not affected by this suspension and will continue in the usual manner.

         We apologize for any inconvenience this may cause you. Upon your request, we will be happy to return any optional cash contributions received by us but not yet used for purchase. If you do not request the return of your cash contribution, we will hold your funds for purchase on the next investment date, which will be the third trading day after the Form 10-K amendment is filed with the SEC. Once purchases resume, cash which was not invested prior to May 29 will be used to purchase shares at the lower of the price on (i) the trading day immediately preceding the next investment date (the second trading day after the Form 10-K amendment is filed with the SEC) or (ii) the trading day immediately preceding the investment date purchases would have been made in absence of this suspension (such purchases normally being made every 5 trading days using cash received prior to that investment date). Shares purchased through the reinvestment of the dividend payable on June 10th will be allocated to participants at the lower of the price on (i) June 7th (the trading day immediately preceding the June 10th dividend payment date) or (ii) the trading day immediately preceding the next investment date. Under the Plan, the price of purchases is the average of the high and low sales prices of the Company's common stock reported on the New York Stock Exchange Composite Tape for the trading day immediately preceding the relevant investment date.

         If you wish to have your optional cash contribution returned or to change your current dividend reinvestment election, please call Investor Services no later than the close of business on the second trading day after the Form 10-K amendment is filed with the SEC. If you change your dividend reinvestment election for the June 10th dividend payment it will take approximately 3 business days to process the change and prepare your dividend check.

         We appreciate your continuing support of Reliant Energy, Incorporated. Please call or write Investor Services if you have any questions.


                                        Very truly yours,
                                        Reliant Energy, Incorporated


THIS NOTICE SUPPLEMENTS THE INVESTOR'S CHOICE PLAN PROSPECTUS DATED SEPTEMBER 10, 2001 AND CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.